Exhibit 99.2

ENGINE GAMING AND MEDIA, INC.

(formerly Engine Media Holdings, Inc.)

Management’s Discussion and Analysis

For the three months ended

November 30, 2022 and 2021

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Engine Gaming and Media, Inc. for the three months ended November 30, 2022, and 2021 and should be read in conjunction with the Company’s Interim Consolidated Financial Statements and accompanying notes. The words “we”, “our”, “us”, “Company”, and “Engine” refer to Engine Gaming and Media, Inc., and its subsidiaries and/or the management and employees of the Company (as the context may require). This MD&A has taken into account information available up to and including January 16, 2023.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	our ability to successfully execute our business plan;
●	our intent to complete a private placement of our common shares and common share purchase warrants, and to have a substantial portion of its convertible debt converted to common shares;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement, or adopt new technology or products;
●	expectations regarding the successful integration of the recent acquisition of SideQik, Inc. (“SideQik”);
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	the risks inherent in international operations;
●	marketing plans;
●	our ability to compete with our competitors and their technologies;
●	our reliance on key executives and the ability to attract and retain qualified personnel;
●	the availability of intellectual property protection for the Company’s products, and our ability to expand and exploit our intellectual property;
●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;
●	the completion of and our use of the proceeds of any offering; and other expectations of the Company.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Forward-looking statements contained in this MD&A are based on the assumptions described in this MD&A. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

●	our ability to obtain additional financing to fund near term operating cash flow deficits and to continue as a going concern;
●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;
●	execution of business plan;
●	the integration of recent acquisitions;
●	the management of growth;
●	reduced cash reserves from future operating losses;
●	failure to compete successfully in various markets;
●	the development of high-quality products;
●	rapid technological changes;
●	proprietary protection and intellectual property disputes;
●	transmission of user data;
●	data collection risk;
●	the condition of the global economy;
●	risks inherent in foreign/international operations;
●	changing governmental regulations;
●	COVID-19 related risks;
●	volatility in the market price of the Common Shares;
●	those risks discussed in this MD&A under the heading “Risk Factors”.

These factors are not intended to represent a complete list of the factors that could affect the Company. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading “Risks and Uncertainties” in this MD&A.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated, or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance, or results to differ materially from what is projected in forward- looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A or in any document incorporated by reference herein.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Corporate Structure

Engine was formed during the year ended August 31, 2020, with the merger of Torque Esports, Frankly Media and WinView Games, and the acquisition of UMG Media Ltd.(“UMG”). Engine sold its Motorsport Assets in November 2020. Engine acquired SideQik in July 2021. Engine sold Eden Games in April 2022, sold certain assets of UMG in June 2022, and discontinued the operations of the WinView Games business in July 2022.

Corporate Profile

Engine Gaming and Media, Inc. is addressing massive market opportunities in esports, gaming, data, and streaming content distribution. The three-way merger of Torque Esports, Frankly Media and WinView Games which closed on May 8, 2020 brings together a unique combination of technology assets that include (i) a skills-based mobile engagement platform for traditional sports and esports – WinView; (ii) a data intelligence platform – Stream Hatchet; (iii) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users across some of the top media companies in world - Frankly; and (iv) a social media influencer marketing platform – SideQik, purchased July 5, 2021. The Company is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GAME.V”. It is also dual listed in the United States on the NASDAQ market under the symbol “GAME”. The registered head office of the Company is 3000-77 King Street, West, P.O. Box 95, TD Centre North Tower, Toronto, Ontario, Canada M5K 1G8.

Market Opportunity

Digital marketing is centered around identifying media outlets that reflect an organizations customer profile and activating campaigns to drive engagement, conversion, or awareness. Audiences today are incredibly fragmented across numerous devices, publications, and platforms. Therefore, marketers need a plethora of tools and services to identify audiences, activate against them, and measure results to further optimize their campaigns. Marketers have turned to these services at an increased rate, leveraging them in two channels: Programmatic Advertising and Influencer Marketing. Programmatic Advertising and Influencer Marketing are of the fastest growing marketing channels, each with an estimated compound annual growth rate (“CAGR”) of thirteen percent (13%) and twenty-eight percent (28%) from 2021 to 2025 respectively. Influencer marketing has grown at an especially elevated level given the abundance of content and engagement on social media and live-streaming platforms, particularly in the gaming genre. Gaming audiences particularly, are estimated to rise to over 1.4 billion people globally, a fifteen percent (15%) CAGR from 810 million in 2021.With so much growth in digital marketing, the demand for audience discovery, activation, and analytics only continues to increase, representing a large market opportunity for companies participating in this industry.

Monetization

Engine generates revenue through a combination of (i) business-to-business software-as-a-service (“SaaS”) subscription and professional service fees; and (ii) programmatic advertising sales and brand sponsorships. The Company is uniquely positioned with a base of predictable business-to-business revenues and an extensive network of media and gaming publisher relationships. The company participates in large gaming and media industries with strong macro-tailwinds and has positioned itself as a leader and innovator within the space, securing major partnerships with some of the largest organizations in video games, consumer package goods, direct-to-consumer brands, and legacy media providers.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Our Brands

Frankly Media

Frankly Media provides a complete suite of content management, video streaming and engagement solutions that give broadcasters and publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions and services to meet the dynamic challenges of a multi-screen content distribution world. Frankly Media’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku. Additionally, Frankly’s in-house team of digital advertising sales and operations experts monetize billions of monthly display and video advertising impressions through programmatic and direct brand sales across client and owned and operated media properties. Frankly has over 1,200 radio, TV and print media brands, including CNN, Newsweek and Vice Media; TV affiliates of NBC, CBS, FOX and ABC, and radio station groups such as Cumulus.

Stream Hatchet

Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations and video game producers. Stream Hatchet provides a clearly delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space. Stream Hatchet’s customers include industry leaders such as Microsoft, Allied Esports, Activision and Twitch.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Sideqik

Sideqik is an influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and return on investment across the entire campaign.

Engine regularly assesses its portfolio to ensure strong alignment with stakeholder needs and priorities. Thus, beyond the sale of non-strategic businesses, the company continues to focus on optimizing growth across its portfolio. In addition, the company has taken aggressive cost actions and is effectuating plans to reduce or eliminate substantial expenditures across the Company, and most substantially to its B2C gaming businesses, which will sharply reduce the future overall cash requirements of the company.

Definitive arrangement agreement with GameSquare Esports

Engine Gaming and Media, Inc. (“Engine Gaming” or “Engine”) (NASDAQ:GAME) (TSXV:GAME) and GameSquare Esports Inc. (CSE:GSQ) (OTCQB:GMSQF) (FRA:29Q1) (“GameSquare”) have entered into a definitive arrangement agreement (the “Arrangement”) dated December 7, 2022 to combine their businesses via an all share deal, whereby each common share of GameSquare (a “GameSquare Share”) will be exchanged for 0.08262 Engine Gaming common shares (the “Engine Gaming Shares”).

Following the all-share transaction, former GameSquare Esports shareholders are expected to own approximately 60% of the combined entity, and current Engine Gaming shareholders are expected to own approximately 40% of the combined entity on a fully diluted basis, and it is intended that the Engine Gaming Shares will continue to trade on the Nasdaq Stock Market (the “Nasdaq”) and TSX Venture Exchange (the “TSXV”) under the symbol “GAME.” The combined entity will retain the “GameSquare” brand globally.

Discontinued the operations of Winview

During the fourth quarter of fiscal 2022, The Company executed a plan to discontinue operating the Winview business, following a strategic decision to focus the Company’s resources on the key revenue streams of software-as-a-service and advertising. Winview was previously part of the Company’s Gaming segment.

Completed asset purchase agreement, UMG

The Company entered into an agreement on June 13, 2022, to sell certain assets of UMG for $100. On June 30, 2022, the Company completed the sale. Concurrently with the sale agreement the Company entered into a transition services agreement with the purchaser for a total value of $300,000 of which $262,000 has been recognized as additional purchase consideration, with payments beginning July 31, 2022, and the remainder to be paid in full, 12 months following the first payment.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Disposition of Eden Games

The Company committed to a plan to sell Eden Games, S.A. (“Eden Games”) during the second quarter of fiscal 2022, following a strategic decision to focus the Company’s resources on the key revenue streams of direct-to- consumer, software-as-a-service, and advertising. Eden Games was previously part of the Company’s Gaming segment. On April 6, 2022, the Company completed the sale of Eden Games.

To facilitate the sale of Eden Games, under a separate agreement, the Company agreed to purchase Euro- denominated 6% promissory notes amounting to Euro 1,453,154 ($1,558,319) that were due to the former co-founders of Eden Games from third parties. Euro 1,081,081 ($1,181,005) of the consideration was paid on the closing of the sale with the remainder due in two equal payments on April 4, 2023, and October 6, 2023. The promissory notes receivable were classified at fair value through profit and loss based on management’s expectations about the proposed terms of settlement with the counterparties to the promissory notes and in accordance with the Company’s accounting policies.

Accordingly, Eden Games’ results for the current and comparative periods have been presented as discontinued operations within the Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss).

Capital Allocation & Investment

Stream Hatchet - The business continues to invest in developing best in class measurement and analytical tools to serve the gaming live-streaming industry. The business plans to release a series of media valuation and activation solutions, removing major barriers for brands looking to enter the gaming sector and to market behind gaming influencers.

Sideqik - The company continues to invest in integration with Stream Hatchet, including offering the market a best in class, and first of its kind, one-stop-shop solution for influencer marketing activations and measurement across the combination of all major live streaming and social platforms. In addition, the company continues to invest in social commerce technology, enabling additional modes of monetization including campaign performance.

Senior Management Team

Engine has a deep and cohesive executive management team with diverse skillsets and unparalleled understanding of the gaming industry. This experience provides a powerful competitive edge against our competitors, as it enables our team to anticipate patterns before they become trends, to identify influential shifts as they develop and to adjust strategy accordingly.

Tom Rogers

Executive Chairman & Director

Mr. Tom Rogers is a media/technology executive who has shaped the communications industry over the past 40 years. He was the former chairman of Frankly Media, executive chairman of WinView Games and the previous president and CEO of Tivo. Rogers was the founder of CNBC and established MSNBC. He was inducted into the Broadcasting Hall of Fame & the Cable Hall of Fame and an Emmy Award winner for the development of advanced TV.

Lou Schwartz

Chief Executive Officer & Director

Mr. Lou Schwartz is a seasoned technology and digital media executive and pioneer in internet video management and over-the-top (“OTT”) video delivery. At WWE, he oversaw all digital platforms and helped lead the development of the WWE Network. He was also CEO of UUX, where he successfully led the merger of Totalmovie, a leading Latin American retail OTT service, with OTT Networks. Previously, Schwartz was CEO of the Americas and General Counsel for Piksel and he co-founded Multicast Media Technologies, one of the first Internet video platform companies, which sold to Piksel in 2010.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Mike Munoz

Chief Financial Officer

Mr. Mike Munoz has served as the Chief Financial Officer of the Company from May 2020 to present; Chief Financial Officer of Frankly from April 2018 to May 2020; Controller of Frankly from January 2016 to April 2018; Assistant Controller of Frankly from September 2015 to January 2016.

Update on the effects of the Global COVID-19 Pandemic

The global COVID-19 pandemic remains an evolving situation. We will continue to actively monitor the developments of the pandemic and may take further actions that could alter our business operations as may be required by federal, state, local, or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on our business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, our reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

Presentation of financial information

Unless otherwise specified within, financial results, including historical comparatives, contained in this MD&A are based on Engine’s unaudited interim consolidated financial statements for the period ended November 30, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, amounts are in U.S. dollars and percentage changes are calculated using whole numbers.

Key Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metric set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-IFRS financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA is not a recognized financial measure under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, it may not be comparable to similar financial measures presented by other issuers. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. We calculate Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense, depreciation and amortization, further, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three months ended November 30, 2022, and 2021.

		For the three months ended
	Note	November 30, 2022	November 30, 2021
		$	$

Net income (loss) attributable to owners of the Company		(5,365,682)	(1,353,520)
Interest expense		152,871	197,250
Amortization and depreciation	(a)	307,590	312,353
Restructuring costs		185,539	-
Share-based payments	(a)	1,748,521	1,321,086
Loss on foreign exchange		201,660	104,657
Loss on extinguishment of debt	(a)	(30,688)	-
Transaction costs		118,085	7,119
Arbitration settlement reserve	(a)	(128,834)	(2,740,052)
Change in fair value of investment at FVTPL	(a)	3,757	-
Change in fair value of warrant liability	(a)	(27,130)	(2,941,546)
Change in fair value of convertible debt	(a)	236,010	(1,683,172)
(Gain) loss from discontinued operations		(133,915)	3,464,477
Adjusted EBITDA		(2,732,216)	(3,311,348)

Note a – Items are non-cash expense (income)

Limitations of Adjusted EBITDA

Adjusted EBITDA, a non-IFRS financial measure, has limitations as an analytical tool, and should not be considered in isolation from or as a substitute for measures presented in accordance with IFRS. Some of these limitations are:

●	Adjusted EBITDA does not reflect certain cash and non-cash charges that are non-recurring;
●	Adjusted EBITDA does not reflect income tax payments that would reduce cash available to us;
●	Adjusted EBITDA excludes depreciation and amortization of property and equipment and intangible assets, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and
●	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should be considered alongside other financial performance measures, including revenues, net income (loss) and our financial results presented in accordance with IFRS.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations

Selected Quarterly Information

	For the three months ended
	November 30, 2022	November 30, 2021

Operating results
Total revenues	$10,269,586	$12,214,502
Total expenses	15,769,183	10,078,781
Total net income (loss) from continuing operations	(5,499,597)	2,110,957
Total net gain (loss) from discontinued operations	133,915	(3,464,477)
Comprehensive income (loss)	(5,676,811)	(1,184,102)

Loss per share – Continuing operations
Basic income (loss) per share	$(0.35)	$0.14
Diluted income (loss) per share	$(0.35)	$0.12

	Note	November 30, 2022	31-Aug-22

Financial position
Total assets		$39,805,221	$42,694,808
Total liabilities		27,846,920	26,808,217
Working capital surplus (deficiency)	(i)	(1,865,177)	233,920
Total debt	(ii)	7,948,360	8,411,199

Other metrics
Debt to total assets	(iii)	20%	20%

(i)	Working capital surplus (deficiency) is defined as total current assets less total current liabilities.
(ii)	Total debt is defined as the aggregate total of convertible debt, line of credit, promissory notes, long-term debt and lease obligations.
(iii)	Debt to total assets is calculated as total debt divided by total assets.

Revenue

For the three months ended November 30,			Increase
	2022	2021	(decrease)
	$	$	$

Software-as-a-service	2,439,684	2,449,835	(10,151)
Advertising	7,829,902	9,764,667	(1,934,765)
	10,269,586	12,214,502	(1,944,916)

●	Software-as-a-service revenue for the three months ended November 30, 2022, was $2,439,684, which was comparable to the three months ended November 30, 2021.

●	Advertising revenue for the three months ended November 30, 2022, was $7,829,902 in comparison to $9,764,667 for the three months ended November 30, 2021. The decrease of $1,934,765 was primarily due to decline in page views as a result of algorithm changes by one of the largest search engines.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Expenses

For the three months ended November 30,			Increase
	2022	2021	(decrease)
	$	$	$

Salaries and wages	3,038,604	3,191,007	(152,403)
Consulting	473,613	529,273	(55,660)
Professional fees	285,727	523,171	(237,444)
Revenue sharing expense	7,293,358	8,966,736	(1,673,378)
Advertising and promotion	132,619	363,123	(230,504)
Office and general	1,024,641	1,244,190	(219,549)
Technology expenses	753,240	683,586	69,654
Amortization and depreciation	307,590	312,353	(4,763)
Share-based payments	1,748,521	1,321,086	427,435
Interest expense	152,871	197,250	(44,379)
(Gain) loss on foreign exchange	201,660	104,657	97,003
Loss on extinguishment of debt	(30,688)	-	(30,688)
Transaction costs	118,085	7,119	110,966
Arbitration settlement reserve	(128,834)	(2,740,052)	2,611,218
Restructuring costs	185,539	-	185,539
Change in fair value of promissory notes receivable and investment at FVTPL	3,757	-	3,757
Change in fair value of warrant liability	(27,130)	(2,941,546)	2,914,416
Change in fair value of convertible debt	236,010	(1,683,172)	1,919,182
	15,769,183	10,078,781	5,690,402

●	Professional fees for the three months ended November 30, 2022, was $285,727 in comparison to $523,171 for the three months ended November 30, 2021. The decrease of $237,444 was primarily due to the Company’s ongoing cost reduction initiatives.

●	Revenue sharing for the three months ended November 30, 2022, was $7,293,358 in comparison to $8,966,736 for the year ended August 31, 2021. These costs are the three months share of our gross advertising revenue paid to Frankly’s customers.

●	Advertising and promotion expense for the three months ended November 30, 2022, was $132,619 in comparison to $363,123 for the three months ended November 30, 2021. The decrease of $230,504 was primarily due to the reduction in corporate advertising and promotion expenses as part of the Company’s ongoing cost reduction initiatives.

●	Office and general for the three months ended November 30, 2022, was $1,024,641 in comparison to $1,244,190 for the three months ended November 30, 2021. The decrease of $219,549 was primarily related to the reduction in directors’ and officers’ insurance expense.

●	Share-based payments expense for the three months ended November 30, 2022, was $1,748,521 in comparison to $1,321,086 for the three months ended November 30, 2021. The increase of $427,435 was due to separation agreements that required acceleration and issuance of certain shares for services arrangements that occurred during the three months ended November 30, 2022.

●	Arbitration settlement reserve for the three months ended November 30, 2022, was a benefit of $128,834, in comparison to benefit of $2,740,052 for the three months ended November 30, 2021. We recognized a liability for an arbitration ruling, relating to AIS, which represents the fair value of the common shares directed to be delivered as of November 30, 2022. This liability was adjusted to fair value at the end of each reporting period.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	Change in fair value of warrant liability for the three months ended November 30, 2022, decreased expense by $27,130 in comparison to decreasing expense $2,941,546 for the three months ended November 30, 2021. The change of $2,914,416 in the warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end, driven by share price at the end of the period, the change was also impacted by decrease in warrants outstanding.

●	Change in fair value of convertible debt for the three months ended November 301, 2022, increased expense by $236,010 in comparison to decreasing expense $1,683,172 for the three months ended November 30 , 2021. The change of $1,919,182 is a result of the revaluation of the Company’s convertible debt at each period end, impacted by modifications, the change was additionally impacted by a $1.4 million decrease in outstanding convertible debt from the comparable period.

Other items

For the three months ended November 30,			Increase
	2022	2021	(decrease)
	$	$	$

Gain (loss) from discontinued operations	133,915	(3,464,477)	3,598,392
Net loss attributable to non-controlling interest	-	(24,764)	24,764
Foreign currency translation differences	(311,129)	169,418	(480,547)

●	The Gain from discontinued operations for the three months ended November 30, 2022, was $133,915 in comparison to a loss of $3,464,477. The variance was primarily due to Winview and UMG discontinued operations losses, somewhat offset by a gain from the Eden Games discontinued operations for the three months ended November 30, 2021, with minor activity related to the Company’s discontinued operations in the quarter ended November 30, 2022.

●	Foreign currency translation differences for the three months ended November 30, 2022, was a gain of $311,129 in comparison to a loss of $169,418 for the three months ended November 30, 2021. The decrease of $480,547 was due to fluctuations in trading foreign currencies against the US dollar. Primarily the Euro at our Stream Hatchet business which has the Euro as functional currency. As such, when translating into US dollars, any changes resulting from change in foreign currency exchange rates are recorded within the foreign currency translation reserve.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Segmented analysis

For the three months ended November 30, 2022

Three months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	745,696	9,523,890	-	10,269,586

Results
Segment loss	90,469	(3,524,896)	-	(3,434,427)

Central administration costs	-	-	1,353,900	1,353,900
Other gains and losses	(17,412)	173,984	401,827	558,399
Finance costs	-	(146)	153,017	152,871
Income (loss) before tax	107,881	(3,698,734)	(1,908,744)	(5,499,597)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	133,915	-	-	133,915
Non-controlling interest in net loss	-	-	-	-
Net income (loss)	241,796	(3,698,734)	(1,908,744)	(5,365,682)

For the three months ended November 30, 2021

Three months ended	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	402,418	11,812,084	-	12,214,502

Results
Segment loss	(186,891)	(1,981,915)	-	(2,168,806)

Central administration costs	-	-	2,751,217	2,751,217
Other gains and losses	3,215	(1,643)	(7,254,566)	(7,252,994)
Finance costs	(1)	375	196,876	197,250
Loss before tax	(190,105)	(1,980,647)	4,306,473	2,135,721
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(3,354,385)	-	(110,092)	(3,464,477)
Non-controlling interest in net loss	-	-	(24,764)	(24,764)
Net loss	(3,544,490)	(1,980,647)	4,171,617	(1,353,520)

Segment loss - Segment loss includes total revenue less operating expenses including the following: salaries and wages, consulting, professional fees, revenue sharing expense, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Central administration costs - Central administration costs include corporate operating expenses including the following: salaries and wages, consulting, professional fees, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Other gains and losses - Other gains and losses includes gain / loss on foreign exchange, loss on extinguishment of debt, gain on retained interest in former associate, transaction costs, arbitration settlement reserve, impairment expense, restructuring costs, change in fair value of investment at FVTPL, change in fair value of warrant liability and change in fair value of convertible debt.

Finance costs - Finance costs include interest expense.

●	Gaming net income for the three months ended November 30, 2022, was $241,796 in comparison to a net loss of $3,544,490 for the three months ended November 30, 2021. The decrease of $3,786,286 was primarily due to the year over year decrease in loss from discontinued operations.

●	Media net loss for the three months ended November 30, 2022, was $3,698,734 in comparison to $1,980,647 for the three months ended November 30, 2021. The increase of $1,718,087 was primarily due to was primarily due to decline revenue as a result of algorithm changes by one of the largest search engines.

●	Corporate and Other net loss for the three months ended November 30, 2022, was $1,908,744 in comparison to net income of $4,171,617 for the three months ended November 30, 2021. The decrease of $6,080,361 was primarily due to year over year decreases in benefits from the change in fair value of warrants of $2.9 million, change fair value of the arbitration reserve of $2.6 million, and the change in fair value of convertible debt of $1.9 million. These changes were somewhat offset by a decrease in share-based payment expense of $.6 million, $.3 million reduction in office and general expense, $.3 million reduction in advertising and promotion as well as other minor expense reductions as part of the Company’s ongoing cost reduction initiatives.

		From continuing operations
Three-month period ended	Total revenue	Total income (loss)	Basic income (loss) per share	Total assets
	$	$	$	$
November 30, 2022	10,269,586	(5,499,597)	(0.35)	39,805,221
August 31, 2022	11,459,973	(10,306,365)	(0.66)	42,694,808
May 31, 2022	9,210,112	(4,066,518)	(0.26)	58,530,202
February 28, 2022	8,998,026	(4,204,897)	(0.27)	54,403,352
November 30, 2021	12,214,502	2,110,957	0.14	61,138,576
August 31, 2021	10,863,340	(7,620,364)	(0.50)	67,462,847
May 31, 2021	8,000,790	3,174,086	0.22	71,339,843
February 28, 2021	7,564,534	(18,687,327)	(1.85)	70,344,899

For the quarter ended February 28, 2021, the loss was much larger due to the change in fair value of the warrant liability and convertible debt as compared to the quarter ended November 30, 2020. For the quarter ended May 31, 2021, the profit was much larger due to the change in fair value of the warrant liability as compared to the quarter ended February 28, 2021. For the quarter ended August 31, 2021, the loss was significantly higher due to changes in the fair value of warrant liability and an accrual for the AIS related arbitration liability. For the quarter ended November 30, 2021, the profit was significantly higher due to fair value adjustment to the accrual for the AIS related arbitration liability. For the quarter ended February 28, 2022, the loss was significantly higher due the fair value adjustment to the accrual for the AIS related arbitration liability and change in fair value of warrant liability and convertible debt. The loss for the quarter ended May 31, 2022 was comparable to the loss for the quarter ended February 28, 20022. For the quarter ended August 31, 2022, the loss was significantly higher due impairment of goodwill and intangibles at our Sideqik subsidiary, fair value adjustment to the accrual for the AIS related arbitration liability, change in fair value of our promissory notes receivable and change in fair value of warrant liability. For the quarter ended November 30, 2022, the loss was significantly less due to the quarter over quarter reduction in impairment expense and reduction in advertising revenue.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Liquidity and cash management

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to reduce its monthly operating cash outflow and secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the ability of the Company to raise financing in the near term, and ultimately the achievement of profitable operations.

As of November 30, 2022, the Company had current assets of $19,498,682 (August 31, 2022: $22,058,901) and current liabilities of $21,363,859 (August 31, 2022: $21,824,981). This represents a working capital deficiency of $1,865,177 (August 31, 2022: surplus of $233,920) which is comprised of current assets less current liabilities. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $132,659,253 as of November 30, 2022 (August 31, 2022: $127,293,571).

The Company has plans to raise additional funds. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

Engine Gaming and Media, Inc. (“Engine Gaming” or “Engine”) (NASDAQ:GAME) (TSXV:GAME) and GameSquare Esports Inc. (CSE:GSQ) (OTCQB:GMSQF) (FRA:29Q1) (“GameSquare”) have entered into a definitive arrangement agreement (the “Arrangement”) dated December 7, 2022 to combine their businesses via an all share deal, whereby each common share of GameSquare (a “GameSquare Share”) will be exchanged for 0.08262 Engine Gaming common shares (the “Engine Gaming Shares”).

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, our ability to raise additional funds through financing, those related to consumer demand and acceptance of our products and services, our ability to collect payments as they become due, achieving our internal forecasts and objectives, the economic conditions of the United States and abroad. These risk factors are described in Risks and uncertainties section of this MD&A.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Capital management framework

The Company considers its capital to be its shareholders’ equity. As of November 30, 2022, the Company had shareholders’ equity of $11,958,301 (August 31, 2022: shareholders’ equity of $15,886,591).

The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, using lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital.

There have been no changes to management’s approach to managing its capital for the three months ended November 30, 2022.

Financing

The proceeds of the financings disclosed below were intended to be used primarily for working capital and future operating needs. The proceeds received have been used primarily for those purposes.

Equity

Activity for the three months ended November 30, 2022

During the three months ended November 30, 2022, 9,099 shares related to the completion of the Sideqik acquisition were returned to the Company. The Company issued 118,433 common shares upon vesting of an equal number of RSUs, see and 114,058 shares for services provided by certain officers of Sideqik.

Activity for the three months ended November 30, 2021

During the three months ended November 30, 2021, the Company issued 91,635 common shares upon vesting of an equal number of RSUs .

Debt

Promissory Notes

The Company has promissory notes with a balance of $200,000 (August 31, 2022 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of November 30, 2022, interest of $150,384 has been accrued (August 31, 2022 – $141,940).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of November 30, 2022, $434,023 was due under the note (August 31, 2022 – $429,822). The note is secured by the assets of WinView, bears interest at 8%, and is currently due. As of November 30, 2022, and August 31, 2022, no interest is accrued on this note.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Paycheck Protection Program (“PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2022, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020. As of November 30, 2022, $209,875 has not been formally forgiven.

Convertible debt

	2020 Series	EB CD	Total
	$		$

Balance, August 31, 2022	2,267,367	4,983,236	7,250,603
Interest expense	39,144	125,000	164,144
Accrued interest on conversion / interest payments	-	(250,000)	(250,000)
Principal and interest at maturity	(591,781)	-	(591,781)
Gain on modification of debt	(30,688)	-	(30,688)
Change in fair value	71,741	164,269	236,010
Balance, November 30, 2022	1,755,783	5,022,505	6,778,288

	2019 Series	2020 Series	EB CD	Total
	$	$		$

Balance, August 31, 2021	914,428	2,097,127	6,939,941	9,951,496
Interest expense	6,622	49,863	125,000	181,485
Accrued interest on conversion / interest payments	-	-	(250,000)	(250,000)
Effect of foreign exchange	(14,245)	-	-	(14,245)
Change in fair value	(292,982)	(203,308)	(1,186,882)	(1,683,172)
Balance, November 30, 2021	613,823	1,943,682	5,628,059	8,185,564

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(a)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(b)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except the following: (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units. In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The proceeds of $2,000,000 from the first draw were allocated between convertible debt and warrant liability with $1,381,084 allocated to convertible debt and $618,916 allocated to the 224,719 warrants issued.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

On September 1, 2022, the Company extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share. This modification was with a related party (Note 25) The modification consists of extension of the maturity date from November 20, 2022, to August 25, 2025, an interest rate reduction of 3%, and a decrease in the conversion price of $7.80 constituting a substantial modification from a qualitative perspective. This means that the original convertible debt was effectively extinguished at the carrying value and replaced by the fair value of the modified certificate. The difference of $20,999 between the carrying value of the original instruments and the fair value of the new instrument was recognized in profit or loss. Fair value was estimated using a binomial lattice method. The key assumptions used included share price of $.72, conversion price of $1.10, 3-year term, 7% interest rate, expected volatility of 100%, 3.51% risk free interest rate and 0% expected dividend yield. No costs or fees were incurred for this modification.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

The remaining $750,000 principal value of the Company’s 2020 Series convertible debt that was due to mature in November 2022 was either settled by offset against the Company’s promissory notes receivable or amended. Two of the three parties holding the convertible debt agreed to allow the Company to offset principal of $500,000 and interest of $91,781 due at maturity against the Company’s promissory notes receivable (Note 7). The remaining $250,000 principal value convertible debt was amended to extend the maturity date to February 28, 2023, with all other terms remaining unchanged. The modification of the certificate in the principal amount of $250,000 consisting of extension of the maturity date from November 20, 2022, to February 28, 2023, is not a substantial modification from a qualitative perspective. However, the Company elected to designate this financial instrument at FVTPL, which is consistent with similar financial instruments. The original convertible debt was revalued at fair value on the modification date. The difference of $9,689 between the carrying value of the original instruments and the fair value of the modified instrument was recognized in profit or loss. . Fair value was estimated using a binomial lattice method. The key assumptions used included share price of $.67, conversion price of $8.90, 3-month term, 10% interest rate, expected volatility of 90%, 4.01% risk free interest rate and 0% expected dividend yield. No costs or fees were incurred for this modification.

(c)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years. The convertible debenture is secured by the Company’s real and personal property, fixtures, leasehold improvements, trade fixtures, equipment, and other personal property as well as all general intangibles relating to or arising from the personal property.

(d)	Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of November 30, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $.79 to $.95 (USD $.58 to $.72)	The share price was higher (lower)
		Risk-free interest rate (2.87% to 4.60%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (5.23% to 21.94%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$.94 (USD $.72)	The share price was higher (lower)
		Risk-free interest rate (2.85% to 3.45%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (10.13% to 13.56%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $563,779, which represents the fair value of the common shares directed to be delivered as of November 30, 2022. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending and the court’s review of these motions has been suspended pending the outcome of inter partes review proceedings filed with the United States Patent Office regarding some of the patents involved in these actions.

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

Financial instruments and risk management

(a) Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company. There have been no changes in objectives, policies or how the Company manages these risks.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

(b) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash with banks as well as credit exposure to outstanding receivables. The carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect to accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. The allowance for doubtful accounts was $1,405,638 and $1,355,638 as of November 30, 2022, and August 31, 2022, respectively.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of November 30, 2022, one customer (August 31, 2022 - one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (August 31, 2022 - one) accounted for 14% of the Company’s accounts and other receivables balance as of November 30, 2022 (August 31, 2022 – 16%). During the three months ended November 30, 2022, one (November 30, 2022 - one) customer represented 73% (November 30, 2021 - 61%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of November 30, 2022:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	5,574,542	1,262,895	1,143,434	623,587	2,224,705	10,829,163
Allowance for doubtful accounts	-	-	16,219	7,515	1,381,904	1,405,638
% Allowance	0%	0%	1%	1%	62%	13%

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

	< 1 year	1-2 years
	$	$

Accounts payable	14,158,792	-
Accrued liabilities	3,216,295	-
Players liability account	47,455	-
Promissory notes payable	784,407	-
Convertible debt	295,227	6,483,061

(d) Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Currency Risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(f) Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Carrying value at November 30, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	6,851,735
Restricted cash	-	47,455
Accounts and other receivables	-	9,431,647
Government remittances	-	881,445
Publisher advance	739,572	-
Investment at FVTPL	2,629,851	-
	3,369,423	17,212,282

Carrying value at November 30, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	14,158,792
Accrued liabilities	-	-	3,216,295
Players liability account	-	-	47,455
Promissory notes payable	-	-	784,407
Warrant liability	21,194	-	-
Convertible debt	-	6,778,288	-
	21,194	6,778,288	18,206,949

Carrying value at August 31, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	8,601,706
Restricted cash	-	47,455
Accounts and other receivables	-	8,404,009
Government remittances	-	874,334
Publisher advance	1,490,648	-
Promissory notes receivable	576,528	-
Investment at FVTPL	2,629,851	-
	4,697,027	17,927,504

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Carrying value at August 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable	-	-	12,772,375
Accrued liabilities	-	-	3,756,758
Players liability account	-	-	47,455
Promissory notes payable	-	-	771,762
Warrant liability	49,894	-	-
Convertible debt	-	7,250,603	-
	49,894	7,250,603	17,348,350

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of November 30, 2022
	$	$	$	$

Warrant liability	-	21,194	-	21,194
Convertible debt	-	-	6,778,288	6,778,288
Publisher advance	-	-	739,572	739,572
Promissory notes receivable	-	-	-	-
Investment at FVTPL	-	-	2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2022
	$	$	$	$

Warrant liability	-	49,894	-	49,894
Convertible debt	-	-	7,250,603	7,250,603
Publisher advance	-	-	1,490,648	1,490,648
Promissory notes receivable	-	-	576,528	576,528
Investment at FVTPL	-	-	2,629,851	2,629,851

Off-balance sheet arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Related party transactions and balances

Related party transactions policy

Our Board of Directors has adopted a policy that describes the procedures used to process, evaluate, and if necessary, disclose transactions between the Company and its directors, officers, or greater than 5% beneficial owners. We review any transaction or series of transactions in which any related parson has a direct or indirect interest. Once a transaction has been identified, senior management and the audit committee will review the transaction and ensure appropriate disclosure in the Company’s financial statements and management’s discussion and analysis

Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Compensation awarded to key management includes the following:

	For the three months ended
	November 30, 2022	November 30, 2021
	$	$

Total compensation paid to key management	335,750	347,256
Share based payments	190,758	153,671

Total compensation paid to key management is recorded in consulting fees and salaries and wages in the statement of loss and comprehensive loss for the three months ended November 30, 2022, and 2021.

Related party balances

Amounts due to related parties as of November 30, 2022, with respect to the above fees were $0 (August 31, 2022 - $5,588). These amounts are unsecured, non-interest bearing and due on demand.

Convertible debenture with a director of the Company as counterparty

On September 1, 2022, the Company extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share. In place of the expiring convertible debentures, the Company has issued a new convertible debenture with an aggregate principal amount of US$1,250,000 which expires on August 31, 2025, carries an annual interest rate of 7% per annum and is convertible into common shares of the Company at a conversion price of US$1.10 per share.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Company directors, Tom Rogers and Hank Ratner, are among the pool of Stubholders.

While the Company does not believe that the interests of Messrs. Rogers and Ratner, as Stubholders, are sufficiently material or adverse to the Company’s interests to create an actual or potential conflict of interest with respect to the management of the Winview Patent Portfolio, the Company nevertheless has formed a Patent Committee, that excludes Messrs. Rogers and Ratner, to make recommendations to the Company’s Board regarding matters involving the Winview Patent Portfolio.

Changes in accounting policies

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 1 - Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

Current global financial conditions and trends

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries.

The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of November 30, 2022, the global economy continues to be in a period of significant economic volatility, somewhat due to the COVID-19 pandemic discussed previously, as well US and European economic and political concerns which have impacted global economic growth.

Risks and uncertainties

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Associated with the Business and Industry of the Company

Liquidity concerns and future financings

Although the Company has been successful in the past in financing its activities, there can be no assurance that it will be able to obtain additional financing as and when needed in the future to execute its business plan and future operations. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that the Company pays to service future debt incurred by the Company and affect the Company’s ability to fund ongoing operations.

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to successfully execute its business plan

The execution of the Company’s business plan poses many challenges and is based on a number of assumptions. The Company may not be able to successfully execute its business plan. If the Company’s business plan is more costly than anticipated or there are significant cost overruns, certain products and development activities may be delayed or eliminated or the Company may be compelled to secure additional funding (which may or may not be available) to execute its business plan. The Company cannot predict with certainty its future revenues or results from its operations. If the assumptions on which revenue or expenditure forecasts are based change, the benefits of the Company’s business plan may change as well. In addition, the Company may consider expanding its business beyond what is currently contemplated in its business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, the Company may be required to raise additional capital through the issuance of equity or debt. If the Company is unable to raise additional capital on acceptable terms, the Company may be unable to pursue a potential acquisition or new product opportunity.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Difficulties integrating acquisitions and strategic investments

The Company has acquired businesses, personnel and technologies in the past and expects to continue to pursue acquisitions, such as the completed acquisitions of Frankly Inc. (“Frankly”), WinView, Inc,. (“WinView”), Stream Hatchet S.L (“Stream Hatchet”), SideQik, Inc. (“SideQik”), and other investments that are complementary to the existing business, and expanding the employee base and the breadth of the Company’s offerings. The Company’s ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since the Company expects the esports industry to consolidate in the future, the Company may face significant competition in executing its growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the financial condition and results of operations of the Company. The benefits of an acquisition or investment may also take considerable time to develop, and the Company cannot be certain that any particular acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt the Company’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

Management of growth

The Company has grown rapidly since its inception, and it plans to continue to grow at a rapid pace. This growth has put significant demands on the Company’s processes, systems, and personnel.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Managing the Company’s growth will require significant expenditures and allocation of valuable management resources. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company may continue to have reduced cash reserves

The Company expects its cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by its business, and the Company cannot provide certainty as to how long its cash reserves will last or that it will be able to access additional capital when necessary.

The Company expects to incur continued losses and generate negative cash flow until it can produce sufficient revenues to cover its costs. The Company may never become profitable. Even if the Company does achieve profitability, it may be unable to sustain or increase profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with the Company achieving and sustaining profitability. The Company expects its cash reserves will be reduced due to future operating losses, and working capital requirements, and the Company cannot provide certainty as to how long its cash reserves will last or that it will be able to access additional capital if and when necessary.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Competition

The Company’s failure to compete successfully in its various markets could have a material adverse effect on the Company’s business, financial condition and results of operations. The market for the various types of product and service offerings of the Company is very competitive and rapidly changing. The Company faces competition from other esports businesses, many of which are larger and better funded than the Company. There can be no guarantee that the Company’s current and future competitors will not develop similar or superior services to the Company’s products and services which may render the Company uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm the business of the Company.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the Internet are much larger and more well-established markets and may be perceived by the Company’s customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of the Company’s customers. If the Company is unable to sustain sufficient interest in its products and services in comparison to other forms of entertainment, including new forms, the business model may no longer be viable.

Security and privacy breaches

Security or privacy breaches may result in an interruption of service or a reduced quality of service, which could increase the Company’s costs or result in a reduction in the use of the Company’s services by its customers. The Company’s systems may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to the Company’s databases, they may be able to steal, publish, delete or modify sensitive information that is stored or transmitted on the Company’s networks and which the Company is required by its contracts to keep confidential. A security or privacy breach could result in an interruption of service or a reduced quality of service. Confidential information internal to the Company may also be disclosed to unauthorized personnel who may use such information in a manner adverse to the Company’s interests. Hackers may attempt to “flood” the network, thereby preventing legitimate network traffic or to disrupt the network, thereby preventing access to a service or preventing a particular individual from accessing a service. The Company may therefore be required to make significant expenditures in connection with corresponding corrective or preventive measures. In addition, a security or privacy breach may harm the Company’s reputation and cause its customers to reduce their use of the Company’s services, which could harm the Company’s revenue and business prospects. In addition, the Company’s revenue may be adversely affected by un-captured usage, in the event that the Company’s system is “hacked”, resulting in transmissions that may not be detected by its billing system. Further, the increase in traffic as a result of such unauthorized “hacking” may slow or overload the Company’s transmission network, thereby adversely affecting the overall quality of services which the Company provides to its paying customers. If the Company incurs any such losses or liabilities, the Company’s operating results, financial condition, business and prospects may be adversely affected.

The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, the Company must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that the Company accurately predicts consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, the Company may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render the Company’s technologies, products or services obsolete or cause the Company to lose market share. The online gaming, influencer and media software industries is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect the Company’s revenue. There can be no assurance that the Company can improve the features, functionality, reliability and responsiveness of infrastructure. Similarly, the technologies that the Company employs may become obsolete or subject to intense competition from new technologies in the future. If the Company fails to develop, or obtain timely access to, new technologies, or if it fails to obtain the necessary licenses for the provision of services using these new technologies, the Company may lose market share, and its results of operations would be adversely affected.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Failure to license necessary third-party software for use in the Company’s products and services, or failure to successfully integrate third party software, could cause delays or reductions in the Company’s sales, or errors or failures of the Company’s service

The Company licenses third party software that it incorporates into its products and services. In the future, the Company might need to license other software to enhance its products and meet evolving customer requirements. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology could be difficult to replace once integrated. The loss of, or inability to obtain, these licenses could result in delays or reductions of the Company’s applications until it identifies, licenses and integrates or develops equivalent software, and new licenses could require the Company to pay higher royalties. If the Company is unable to successfully license and integrate third party technology, it could experience a reduction in functionality and/or errors or failures of the Company’s products, which may reduce demand for its products and services.

Third-party licenses may expose the Company to increased risks, including risks associated with the integration of new technology, the impact of new technology integration on existing technology, open-source software disclosure risks, the diversion of resources from the development of the Company’s own proprietary technology, and inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

Proprietary protection and intellectual property disputes

Protection of the trade secrets, copyrights, trademarks, domain names and other product rights of the Company are important to its success. The Company protects its intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of the Company’s proprietary technologies are currently unpatented nor has the Company made any applications for such intellectual property registrations and has no present intention to do so in the near future. As such, the current steps that it takes to protect its intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of its proprietary information or deter independent development of similar technologies by others.

Should the Company decide to register its intellectual property in one or more jurisdictions, it will be an expensive and time-consuming process and there is no assurance that the Company will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in the Company being unable to successfully prevent its competitors from imitating its solutions or using some or all of its processes. Even if patents and other registered intellectual property rights were to be issued to the Company, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies.

Litigation may be necessary to enforce the intellectual property rights of the Company. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect the business and operating results of the Company. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, the Company’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. The Company’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, results of operations and financial condition.

The Company may also face allegations that it has infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from its competitors and former employers of the Company’s personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

System failures, delays and other technical problems

System failures, delays and other technical problems could harm the Company’s reputation and business, causing the Company to lose customers and expose it to customer liability. The Company may experience failures or interruptions of its systems and services, or other problems in connection with its operations as a result of, amongst other things:

●	damage to, or failure of, its computer software or hardware or its infrastructure and connections;

●	data processing errors by its systems;

●	computer viruses or software defects; and

●	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events.

If the Company cannot adequately ensure that its network services perform consistently at a high level or otherwise fail to meet its customers’ expectations:

●	it may experience damage to its reputation, which may adversely affect its ability to attract or retain customers who participate in online esports tournaments;

●	its operating expenses or capital expenditures may increase as a result of corrective actions that the Company must perform; or

●	one or more of its significant contracts may be terminated early or may not be renewed.

Transmission of User Data

The Company transmits and stores a large volume of data. The Company is subject to legislation and regulations on the collection, storage, retention, transmission, and use of user-data that it collects. The Company’s efforts to protect the personal information of its users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company’s data, users’ data, partners’ data or clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of the Company’s terms of service or policies could damage the Company’s reputation and brands and diminish its competitive position. Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company’s prospects, businesses, financial condition, or results of operations.

Data collection risks

The Company partially relies on data captured by Stream Hatchet for its revenues and for assessing the performance of some of its brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits the Company’s ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Global economy

The business of the Company is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for the Company’s products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of the business and operations of the Company is conducted in foreign jurisdictions, including the United States, and Spain. As such, the Company’s business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s business is conducted. The Company’s operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts or will conduct its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond their control, any of which could have a material adverse effect on the Company. The Company believes that its management is sufficiently experienced to manage these risks.

Regulation

The Company is subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede the Company’s growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavorable changes in regulations and laws could decrease demand for the Company’s events, online offering and merchandise, increase its cost of doing business or otherwise have a material adverse effect on the Company’s reputation, popularity, results of operations and financial condition.

The Company has never paid dividends and may not do so in the foreseeable future

The Company has never paid cash dividends on the common shares in its capital (the “Common Shares”). Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

The market price for Common Shares has been volatile in the past, and may be subject to fluctuations in the future

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Emerging diseases, like COVID-19, may adversely affect the Company’s operations, suppliers, or customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect the Company’s operations, suppliers, or customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:

●	worsen economic conditions, which could negatively impact access to capital;

●	reduce consumer spending;

●	limit the Company’s employees from travelling which could affect the execution of the Company’s business plan given the Company is multi-jurisdictional; or

●	result in governmental regulation adversely impacting the Company’s business all of which could have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected.

Retention and acquisition of new CMS platform customers

Our financial performance and operations are dependent in part on retaining our current CMS platform customers and acquiring new CMS platform customers. We currently serve a large number of customers with our CMS platform and a typical customer contract runs for multiple years. However, we compete with the other technology providers in the market and increasing competition may affect our ability to retain current and acquire new customers. Any number of factors could potentially negatively affect our customer retention or acquisition. For example, a current customer may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional features. Other factors that affect our ability to retain or acquire new CMS platform customers include:

●	customers increasingly use competing products or services;

●	we fail to introduce new and improved products or if we introduce new products or services that are not favorably received;

●	we are unable to continue to develop new products and services that work with a variety of mobile operating systems and networks and/or that have a high level of market acceptance;

●	there are changes in customer preference;

●	there is consolidation or vertical integration of our customers;

●	there are changes in customer sentiment about the quality or usefulness of our products and services;

●	there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

●	technical or other problems prevent us from delivering our products in a rapid and reliable manner;

●	we fail to provide adequate customer service to our customers; or

●	we, our software developers, or other companies in our industry are the subject of adverse media reports or other negative publicity.

Exposure to advertising marketplace

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, which is dependent on available advertising inventory and market demand and prices for such inventory. A decline in available supply of advertising inventory, general demand for advertising inventory and general economic conditions may materially and adversely affect our advertising revenue. Changes in advertising technologies, rules and regulations may also have a material adverse effect on our advertising revenue.

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, the majority of which we sell on an automated basis through real-time bidding. We also sell a small portion of our inventory to premium direct advertising customers to whom we provide guaranteed advertisement inventory. Our advertising revenue is dependent on the amount of advertising inventory that is available to us to sell and market demand and prices for such inventory.

The amount of advertising inventory available for us to sell is affected by many variables including but not limited to:

●	the negotiated amount of inventory we receive from our current CMS customers;

●	the amount of additional inventory our current CMS customers permit us to sell on their behalf;

●	our ability to acquire inventory to sell on behalf of parties that are not customers of our CMS;

●	the amount of inventory available on our owned and operated properties;

●	the amount of end-user traffic to our customers’ and our online properties; and

●	the specific type of advertising to be sold, such as display, video, or mobile advertising.

While we endeavor to maximize the amount of inventory, we are able to sell, some of the foregoing variables, and by extension the amount of inventory we may sell, are affected by market forces and other contingencies that we do not control.

The other principal component of gross advertising revenue is the price at which advertising inventory may be sold. To a large extent, the prices we are able to achieve for our advertising inventory are a product of the market supply and demand, which may vary based on several factors including ad size, ad type, geographic region, and time of year. At a macro level, advertising spending is also sensitive to overall economic conditions, and our advertising revenues will be adversely affected if advertisers respond to weak and uncertain economic conditions, for example as a result of disruptions from COVID-19, by reducing their budgets or changing their spending patterns. There are limitations on the amount that we can compensate for fluctuations in the prevailing market prices for advertising inventory. Any reduction in spending by existing or potential advertisers and a decline in available advertising inventory or demand for such inventory would negatively affect our advertising revenue and could affect our ability to grow our advertising customer base.

Volatility of Revenues and Expenses

We may experience wide fluctuations in reported revenue and earnings from one period to another due to seasonality in revenue streams, short-term nature of some customer agreements and engagements, gain or loss of customer agreements, one-time other non-recurring revenues, and expenses. Additionally, we may experience wide fluctuations in revenues and expenses due to required accounting treatment of certain non-cash items, including the accounting treatment of the liability for our outstanding warrants and convertible debt. Because of the nascent nature and stage of some of our assets, investments, and intangibles, and difficulty in assessing their valuation, we may be required from time to time to impair, write down or otherwise adjust the carrying value of these assets, investments and intangibles, and such impairments and write-downs may have a material impact on our reported earnings.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Cybersecurity threats

A cyber incident is an intentional or unintentional event that could threaten the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Engine’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the recently enacted Inflation Reduction Act of 2022 may adversely impact the Company and the value of the Common Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for 2022 or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of the Common Shares is uncertain.

In addition, the Inflation Reduction Act of 2022 was recently signed into law and includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Common Shares.

Risks Related to Our Securities

The Company’s Foreign Private Issuer status under United States Securities Laws.

The Company is a “foreign private issuer”, under applicable United States federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, the Company does not file the same reports that a United States domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under United States federal securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer using the standard foreign form or as Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company is an emerging growth company and relies on exemptions from certain disclosure requirements which may make its Common Shares less attractive to investors.

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX. The Company cannot predict whether investors will find its Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

On June 23, 2022, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, based upon the closing bid price of our Common Shares for the 30 consecutive business day period prior to June 23, 2022, we did not meet the minimum bid price of $1.00 per share required for continued listing on the Nasdaq Capital Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that we will be provided with a compliance period of 180 calendar days, or until December 20, 2022 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). On December 21, 2022, we received a 180 calendar day extension to the initial Compliance Period.

In order to regain compliance with Nasdaq’s minimum bid price requirement, our Common Shares must maintain a minimum closing bid price of $1.00 for at least ten consecutive business days during the Compliance Period. In the event we do not regain compliance by the end of the Compliance Period, we may be eligible for additional time to regain compliance. To qualify, we will be required to meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. If we meet these requirements, we may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our Common Shares will be subject to delisting.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our Common Shares. Such a delisting would have a materially adverse effect on the price of our Common Shares, impair the ability to sell or purchase our Common Shares when persons wish to do so, and materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Common Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Subsequent events

The Company has evaluated subsequent events from the balance sheet date through January 16, 2023, the date of this MD&A, and determined there were no additional items to be disclosed except for the transaction described below.

On December 2, 2022, the Company completed an option exchange grant with employees. In the option exchange grant, the Company cancelled 263,531 outstanding options which had a strike price greater than $5.00 per option and granted 36,748 options with a strike price of $0.65 per option to the same parties.

Engine Gaming and Media, Inc. (“Engine Gaming” or “Engine”) (NASDAQ:GAME) (TSXV:GAME) and GameSquare Esports Inc. (CSE:GSQ) (OTCQB:GMSQF) (FRA:29Q1) (“GameSquare”) have entered into a definitive arrangement agreement (the “Arrangement”) dated December 7, 2022 to combine their businesses via an all share deal, whereby each common share of GameSquare (a “GameSquare Share”) will be exchanged for 0.08262 Engine Gaming common shares (the “Engine Gaming Shares”).

Following the all-share transaction, former GameSquare Esports shareholders are expected to own approximately 60% of the combined entity, and current Engine Gaming shareholders are expected to own approximately 40% of the combined entity on a fully diluted basis, and it is intended that the Engine Gaming Shares will continue to trade on the Nasdaq Stock Market (the “Nasdaq”) and TSX Venture Exchange (the “TSXV”) under the symbol “GAME.” The combined entity will retain the “GameSquare” brand globally.

Management’s Responsibility for Financial Information

The Company’s financial statements and the other financial information included in this management report are the responsibility of the Company’s management and have been examined and approved by the Company’s audit committee and Board of Directors. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities. The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of four non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. To do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

Additional information

This MD&A, as well as additional information regarding Engine, have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed through SEDAR’s website at www.sedar.com and the Securities Exchange Commission (“SEC”) and may be accessed through the SEC’s website EDGAR at www.sec.gov.

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